FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 01, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 01, 2005                                        By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                        Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

28 January 2005       Abacus  (GSK)   Trustees   Limited,   as  trustee  of  the
                      GlaxoSmithKline   Employee   Trust,   ("the  GSK  Trust"),
                      transferred 4,828 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share
                      Option Plan 1991.



The Company was advised of these transactions on 31 January 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

31 January 2005

                  Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


27 January 2005     The  Administrators  of the  SmithKline  Beecham  Employee
                    Benefit Trust notified the Company on 31 January 2005 that
                    1806 Ordinary  shares in the Company had been sold on 27
                    January  2005 on behalf of a  participant  in the SmithKline
                    Beecham Bonus Investment Plan at a price of (pound)11.71.

                    The Trust also notified the Company on 31 January 2005 that 2,588 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Bonus Investment Plan.




The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.

                              Director's Interests

Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan, which is notionally held in GSK Ordinary Share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned Directors on 1 February 2005 of an increase in the notional allocation of Ordinary Share ADRs on 28 January 2005 at a price of $44.81 per share:-


Dr J P Garnier                                                           79
Dr T Yamada                                                              13

S M Bicknell
Company Secretary
1 February 2005

                      Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 1 February 2005, that as a result of a movement in the fund on 27 January 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,554,433 to 18,466,108 at an average price of $44.54.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

1 February 2005

                     Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 1 February 2005, that as a result of a movement in the fund on 28 January 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,466,108 to 18,506,997 at an average price of $45.05.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

1 February 2005